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15048654

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| 8-47765 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeAWM Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

| Chicago | IL | 60606-5808 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Tanzil 212-250-6003
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
*(Name – if individual, state last, first, middle name)*

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Nancy Tanzil, do hereby affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DeAWM Distributors, Inc., as of December 31, 2014 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Tanzil
Financial and Operations Principal

Marie S. O'Connor
Notary Public

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# DeAWM DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
DeAWM Distributors, Inc.:

We have audited the accompanying statement of financial condition of DeAWM Distributors, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DeAWM Distributors, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2015

**DeAWM DISTRIBUTORS, INC.**

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2014

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 171,957,272 |
| Administrative service and distribution fees receivable | 10,001,593 |
| Commissions receivable | 764,802 |
| Receivable from affiliates | 10,557,368 |
| Property, plant & equipment | 406,736 |
| Other assets | 3,920,982 |
| Total assets | $ 197,608,753 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Administrative service and distribution fees payable | $ 16,385,972 |
| Payable to affiliates | 2,631,182 |
| Income tax payable | 4,284,000 |
| Compensation payable | 15,858,412 |
| Accounts payable and accrued expenses | 6,436,870 |
| Deferred tax liability | 563,926 |
| Total liabilities | 46,160,362 |
| Stockholder's equity: | |
| Common stock: | |
| Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares | 1,000 |
| Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares | 10 |
| Paid-in capital | 8,405,561 |
| Retained earnings | 143,041,820 |
| Total stockholder's equity | 151,448,391 |
| Total liabilities and stockholder's equity | $ 197,608,753 |

See accompanying notes to statement of financial condition.

## (1) Organization and Business

DeAWM Distributors, Inc. (the Company) is a wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). With effect from July 22, 2014 the name of the Company was changed from DWS Investments Distributors, Inc to DeAWM Distributors Inc. DIMA is a wholly owned subsidiary of DB USA Corporation (DB USA), formerly known as Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company claims an exemption from the SEA Rule 15c3-3 k)(2)(ii). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

### *(b) Cash and Cash Equivalents*

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

### *(c) Common Stock*

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and Class A voting shares.

### *(d) Share-Based Compensation*

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) 718, *Stock Compensation*. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the

relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

(e) ***Income Taxes***

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of its parent. In addition, the Company files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis and the corporation is reimbursed on a current basis by DB USA for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC 740 is classified as interest expense.

(f) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

## (3) Related Party Transactions

The Company is involved in related party transactions with certain of its affiliates.

***Related Party Assets and Liabilities***

The following table sets forth related party assets and liabilities as of December 31, 2014, as included in the statement of financial condition:

| | |
|---|---|
| Assets | |
| Receivable from affiliates | $ 10,557,368 |
| | $ 10,557,368 |
| Liabilities | |
| Payable to affiliates | $ 2,631,182 |
| Compensation payable | 755,490 |
| Accounts payable and accrued expenses | 8,918 |
| | $ 3,395,590 |

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities.

The commissions paid for the sale of Class B mutual fund shares are recovered over future periods through the receipt of 12b-1 distribution payments and contingent deferred sales charges. The Company assigned its rights (without recourse) to these future cash flows to DIMA. The Company also assigned its rights (without recourse) to contingent deferred sales charges on the Class C mutual fund shares to DIMA. In return, DIMA agrees to reimburse the Company for the commissions paid on the sale of Class B mutual fund shares. DIMA agrees to reimburse the Company for the commission paid on the sale of Class C mutual fund shares, and for other general and administrative expenses.

## (4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2014, were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Pension and post retirement benefits | $ 25,000 |
| Other | 52,000 |
| Gross deferred tax assets | 77,000 |
| Deferred tax liabilities: | |
| Deferred compensation | $ (474,926) |
| Litigation reserve | (166,000) |
| Gross deferred tax liabilities | $ (640,926) |
| Net deferred tax liabilities | $ (563,926) |

In 2014, the Company executed an addendum to the Tax Allocation Agreement whereby it was reimbursed for its federal temporary differences in the amount of $6,312,000 by an affiliate of Deutsche Bank New York Branch. In the absence of such addendum, the Company's net deferred tax asset position as of December 31, 2014 would have been $5,748,074.

The Company believes it is more likely than not that the results of the future operations will generate sufficient taxable income to realize the net deferred tax assets.

As of December 31, 2014, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required.

The Company remains subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2006 and the U.S. federal jurisdiction, for years after 2006.

Pursuant to ASC 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit was realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC 718. During 2014, a tax shortfall of $55,380 occurred, which was a result of the tax deduction being less than the cumulative book compensation cost. This is reflected as a decrease in stockholder's equity and the Company's pool of tax benefits (APIC pool).



(Continued)

**(5) Employee Benefit Plans**

**Retirement Plans**

***(a) Defined Benefit Pension Plan***

Along with other affiliates of Deutsche Bank Americas Holding Corp ("DBAH"), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements

The plan was closed to new participants effective December 31, 2004.

***(b) Postretirement Welfare Plan***

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

***(c) Defined Contribution Plan – Matched Savings Plan***

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1 to 20%. As of July 1, 2014, participants are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation



(Continued)

*(d) Share-Based Compensation Plans*

The Company participates in the Deutsche Bank Equity Plan and the Global Share PurchasePlan, where the Bank grants employees of the Company deferred share awards which provide the rights to receive common shares of the Bank at specific future dates. The vesting period of the awards is generally from three to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718, *Compensation-Stock Compensation*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from one to three years.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2014, the Company was allocated a gain of approximately $0.52 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

*(e) Cash Retention Plan*

The company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of three tranches each amounting to one third of the grant volume. It is subject to a three-year pro-rata vesting period during which time specific forfeiture conditions apply. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

**(6) Regulatory Requirements – Net Capital**

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2014, the Company's net capital, alternative net capital requirement, and excess net capital were $125,432,010, $250,000, and $125,182,010, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

**(7) Subsequent Events**

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through February 27, 2015, the date the financial statements were available to be issued.